UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Zhongpin Inc.

(Name of the Issuer)

Zhongpin Inc. Jinqiao Investments Limited Golden Bridge Holdings Limited Golden Bridge Merger Sub China Wealth Growth Fund I. L.P.	Xianfu Zhu Baoke Ben Chaoyang Liu

(Names of Persons Filing Statement)

Common Stock, par value US$0.001 per share
(Title of Class of Securities)

98952K107
(CUSIP Number)

Zhongpin Inc. No. 21 Changshe Road, City of Changge, Henan Province, People’s Republic of China Attention: Wei Sun Telephone: (86 10) 8455-4188	Xianfu Zhu Baoke Ben Chaoyang Liu c/o Zhongpin Inc. No. 21 Changshe Road, City of Changge, Henan Province, People’s Republic of China Attention: Wei Sun Telephone: (86 10) 8455-4188	China Wealth Growth Fund I L.P. c/o Intertrust Corporate Services (Cayman) Limited 87 Mary Street, George Town Grand Cayman KY 1-9005 Attention: Dan Li Telephone: (86 10) 8532-5935

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Gregory Puff, Esq. Akin Gump Strauss Hauer & Feld LLP Unit 05-07, 36th Floor, Edinburgh Tower, The Landmark 15 Queen's Road Central, Hong Kong Fax: (852) 3694-3001	Peter Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2, No.1, Jian Guo Men Wai Avenue, Beijing 100004 China Fax: (86 10) 6535-5577	David J. Roberts O’Melveny & Myers LLP Yin Tai Centre, Office Tower, 37th Floor No. 2 Jian Guo Men Wai Avenue Beijing 100022 China Fax: (8610) 6563-4201

This statement is filed in connection with (check the appropriate box):

a	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$372,158,686.50	$50,762.44

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $13.50 per share merger consideration for 27,521,839 outstanding shares of the issuer subject to the transaction, plus (b) the product of 787,000 shares issuable pursuant to the Company options multiplied by $0.78 (which is the difference between $13.50 per share merger consideration and the weighted average exercise price of $12.72 per share ((a) and (b) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,000.00

Form or Registration No.: Schedule 14A - Preliminary Proxy Statement

Filing Party: Zhongpin Inc.

Date Filed: March 15, 2013

INTRODUCTION

This Amendment No. 2 to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Zhongpin Inc., a Delaware corporation (the “Company”), the issuer of the shares of common stock, par value US$0.001 per share (each, a “Share” and collectively, the “Shares”), that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Jinqiao Investments Limited, a British Virgin Islands company (“Holdco”); (c) Golden Bridge Holdings Limited, a Cayman Islands company and a wholly owned subsidiary of Holdco (“Parent”); (d) Golden Bridge Merger Sub, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Mr. Xianfu Zhu, the chairman and chief executive officer of the Company; (f) Mr. Baoke Ben, the executive vice president and a director of the Company; (g) Mr. Chaoyang Liu, vice president of operations of the Company; and (h) China Wealth Growth Fund I L.P., a Cayman Islands partnership (“China Wealth”).

On February 8, 2013, Parent, Merger Sub and the Company entered into an amended and restated agreement and plan of merger (the “merger agreement”), providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly owned subsdiary of Parent. Prior to the effective time of the merger, Holdco, Parent and Merger Sub are beneficially owned by Mr. Xianfu Zhu. At and after the effective time of the merger, Holdco, Parent and the surviving company will be beneficially owned by Mr. Xianfu Zhu and China Wealth.

If the merger is completed, at the effective time of the merger, all shares of Company common stock will be cancelled, and, other than as provided below, each share of Company common stock that has been cancelled will be converted into the right to receive $13.50 in cash (“per share merger consideration”), without interest and less any applicable withholding taxes. The following shares of Company common stock will not be converted into the right to receive the per share merger consideration in connection with the merger: (a) shares of common stock owned by the Company as treasury stock and shares owned by Parent or Merger Sub, including shares contributed to Parent by Mr. Xianfu Zhu, Mr. Baoke Ben, Mr. Chaoyang Liu, Mr. Qinghe Wang, Mr. Shuichi Si and Ms. Juanjuan Wang (the “Rollover Investors”), all of which shares of common stock will be canceled at the effective time of the merger without the right to receive any consideration thereon, and (b) shares of common stock owned by stockholders who have exercised, perfected and not withdrawn a demand for or lost the right to, appraisal rights under the Delaware General Corporation Law, which shares of common stock will be canceled at the effective time for the merger and will entitle the former holders thereof to receive the appraised value thereon in accordance with such holder’s appraisal rights under the Delaware General Corporation Law.

If the merger is completed, immediately prior to the effective time of the merger each outstanding stock option, whether vested or unvested, will be canceled as of the effective time of the merger and converted into the right to receive, as soon as reasonably practicable after the completion of the merger, an amount in cash equal to the excess, if any, of the per share merger consideration ($13.50) over the exercise price per share of such stock option, without interest and less any required withholding taxes.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the stockholders of the Company. The adoption of the merger agreement requires the affirmative vote of (i) stockholders holding at least a majority of the outstanding shares of Company common stock at the close of business on the record date and (ii) stockholders holding at least a majority of the outstanding shares of the Company’s common stock at the close of business on the record date other than shares owned by Parent, Merger Sub, the Rollover Investors or any of their respective affiliates.

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The Company will make available to its stockholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the special meeting of stockholders of the Company, at which the stockholders of the Company will consider and vote upon, among other proposals, a proposal to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1 Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet”

• “Questions and Answers about the Special Meeting and the Merger”

Item 2 Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

• “Summary Term Sheet—The Parties Involved in the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “The Special Meeting—Record Date; Stockholders Entitled to Vote; Quorum”

• “Common Stock Ownership of Management and Certain Beneficial Owners”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

• “Market Price and Dividend Information”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

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• “Market Price and Dividend Information”

(e) Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

• “Common Stock Transaction Information – Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

• “Common Stock Transaction Information – Purchases by the Company”

Item 3 Identity and Background of Filing Person

(a) Name and Address. Zhongpin Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—The Parties Involved in the Merger”

• “Special Factors—The Parties”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—The Parties Involved in the Merger.”

• “Special Factors – The Parties”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—The Parties Involved in the Merger”

• “Special Factors – Business and Background of Natural Persons Related to the Company”

• “Special Factors – Business and Background of Natural Persons Related to China Wealth, Parent, Merger Sub and Holdco”

Item 4 Terms of the Transaction

(a)-(1) Material Terms —Tender Offers. Not applicable.

(a)-(2) Material Terms —Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet”

• “Questions and Answers about the Special Meeting and the Merger”

• “Special Factors”

• “The Special Meeting”

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• “The Merger Agreement”

• “Special Factors—Material United States Federal Income Tax Consequences”

• “Special Factors—Material PRC Income Tax Consequences”

• “Annex A—Merger Agreement”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Rollover Investors”

• “Special Factors—Financing of the Merger”

• “Special Factors – Voting Agreement”

• “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

• “Special Factors – Relationship Between Us and Mr. Xianfu Zhu and the Rollover Investors”

• “The Special Meeting—Stock Ownership and Interests of Certain Persons”

• “The Special Meeting—Vote Required”

• “The Merger Agreement”

• “Annex A—Merger Agreement”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Appraisal Rights”

• “Questions and Answers about the Special Meeting and the Merger”

• “Appaisal Rights”

• “Annex D – Delaware General Corporation Law Section 262”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

• “Where You Can Find More Information”

(f) Eligibility of Listing or Trading. Not applicable.

Item 5 Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

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• “Special Factors— Interests of the Company’s Directors and Executive Officers in the Merger”

• “Common Stock Ownership of Management and Certain Beneficial Owners”

• “Common Stock Transaction Information”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Special Factors—Background of the Merger”

• “Special Factors—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

• “Special Factors – Purposes and Reasons of China Wealth, Holdco, Parent, Merger Sub and the Rollover Investors for the Merger”

• “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

• “Special Factors – Relationship Between Us and Mr Xianfu Zhu and the Rollover Investors”

• “The Merger Agreement”

• “Annex A—Merger Agreement”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Special Factors—Background of the Merger”

• “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

• “Special Factors – Relationship Between Us and Mr. Xianfu Zhu and the Rollover Investors”

• “The Merger Agreement”

• “Annex A— Merger Agreement”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Financing of the Merger”

• “Special Factors—Background of the Merger”

• “Special Factors—Plans for the Company”

• “Special Factors—Financing of the Merger”

• “Special Factors— Interests of the Company’s Directors and Executive Officers in the Merger”

• “Special Factors— Stock Ownership and Interests of Certain Persons”

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• “The Merger Agreement”

• “Common Stock Ownership of Management and Certain Beneficial Owners”

• “Common Stock Transaction Information”

• “The Special Meeting—Stock Ownership and Interests of Certain Persons”

• “Annex A— Merger Agreement”

Item 6 Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet”

• “Questions and Answers about the Special Meeting and the Merger”

• “Special Factors—Purposes and Reasons of China Wealth, Holdco, Parent, Merger Sub and the Rollover Investors for the Merger”

• “Special Factors—Certain Effects of the Merger”

•	“Merger Agreement”

• “Annex A—Merger Agreement”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Certain Effects of the Merger”

• “Summary Term Sheet—Plans for the Company”

• “Summary Term Sheet—Financing of the Merger”

• “Special Factors—Overview of the Transaction”

• “Special Factors—Background of the Merger”

• “Special Factors—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

• “Special Factors— Purposes and Reasons of China Wealth, Holdco, Parent, Merger Sub and the Rollover Investors for the Merger”

• “Special Factors—Certain Effects of the Merger”

• “Special Factors—Plans for the Company”

• “Special Factors—Financing of the Merger”

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• “Special Factors—Voting Agreement”

• “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

• “The Merger Agreement”

• “Market Price and Dividend Information”

• “Annex A—Merger Agreement”

Item 7 Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Purposes and Effects of the Merger”

• “Summary Term Sheet—Plans for the Company”

• “Special Factors— Purpose of the Merge”

• “Special Factors—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

• “Special Factors— Purposes and Reasons of China Wealth, Holdco, Parent, Merger Sub and the Rollover Investors for the Merger”

• “Special Factors – Certain Effects of the Merger”

• “Special Factors – Alternatives to Merger”

• “Special Factors – Effects on the Company if Merger is not Completed”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Special Factors—Background of the Merger”

• “Special Factors—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

• “Special Factors— Purposes and Reasons of China Wealth, Holdco, Parent, Merger Sub and the Rollover Investors for the Merger”

• “Special Factors – Positions of China Wealth, Holdco, Parent, Merger Sub and the Rollover Investors Regarding the Fairness of the Merger”

• “Special Factors—Alternatives to the Merger”

• “Special Factors—Effects on the Company if the Merger is not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

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• “Summary Term Sheet—Purposes and Effects of the Merger”

• “Special Factors—Background of the Merger”

• “Special Factors—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

• “Special Factors— Purposes and Reasons of China Wealth, Holdco, Parent, Merger Sub and the Rollover Investors for the Merger”

• “Special Factors – Positions of China Wealth, Holdco, Parent, Merger Sub and the Rollover Investors Regarding the Fairness of the Merger”

• “Special Factors—Effect of the Merger on the Company”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Certain Effects of the Merger”

• “Special Factors—Background of the Merger”

• “Special Factors—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

• “Special Factors— Purposes and Reasons of China Wealth, Holdco, Parent, Merger Sub and the Rollover Investors for the Merger”

• “Special Factors—Certain Effect of the Merger”

• “Special Factors—Effects on the Company if Merger is not Completed”

• “Special Factors—Plans for the Company”

• “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

• “The Merger Agreement”

• “Speicial Factors—Material United States Federal Income Tax Consequences”

• “Speicial Factors—Material PRC Income Tax Consequences”

• “Annex A—Merger Agreement”

Item 8 Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet —Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

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• “Summary Term Sheet— Positions of China Wealth, Holdco, Parent, Merger Sub and the Rollover Investors Regarding the Fairness of the Merger”

• “Special Factors—Background of the Merger”

• “Special Factors—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

• “Special Factors—Opinion of Cowen and Company (Asia) Limited, Financial Advisor to the Special Committee”

• “Special Factors—Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee”

• “Special Factors – Positions of China Wealth, Holdco, Parent, Merger Sub and the Rollover Investors Regarding the Fairness of the Merger”

• “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

• “Annex B— Opinion of Cowen and Company (Asia) Limited”

• “Annex C – Opinion of Duff & Phelps, LLC”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Stockholders Entitled to Vote; Vote Required to Adopt the Merger Agreement”

• “Questions and Answers about the Special Meeting and the Merger”

• “The Special Meeting—Vote Required”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Special Factors—Background of the Merger”

• “Special Factors—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

• “Special Factors—Opinion of Cowen and Company (Asia) Limited, Financial Advisor to the Special Committee”

• “Special Factors—Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee”

• “Annex B— Opinion of Cowen and Company (Asia) Limited”

• “Annex C – Opinion of Duff & Phelps, LLC”

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(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet— Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

• “Questions and Answers about the Special Meeting and the Merger”

• “Special Factors—Background of the Merger”

• “Special Factors—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Special Factors—Background of the Merger”

• “Special Factors—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

• “Special Factors—Alternatives to the Merger”

Item 9 Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Opinion of Cowen and Company (Asia) Limited, Financial Advisor to the Special Committee”

• “Summary Term Sheet—Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee”

• “Special Factors—Background of the Merger”

• “Special Factors—Opinion of Cowen and Company (Asia) Limited, Financial Advisor to the Special Committee”

• “Special Factors—Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee”

• “Annex B— Opinion of Cowen and Company (Asia) Limited”

• “Annex C – Opinion of Duff & Phelps, LLC”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Special Factors—Opinion of Cowen and Company (Asia) Limited, Financial Advisor to the Special Committee”

• “Special Factors—Opinion of Duff & Phelps, LLC, Financial Advisor to the Special Committee”

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• “Annex B— Opinion of Cowen and Company (Asia) Limited”

• “Annex C – Opinion of Duff & Phelps, LLC”

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

• “Where You Can Find More Information”

• “Annex B— Opinion of Cowen and Company (Asia) Limited”

• “Annex C – Opinion of Duff & Phelps, LLC”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10 Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

• “The Merger Agreement”

• “Annex A—Merger Agreement”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Financing of the Merger”

• “Special Factors—Financing of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

• “Special Factors—Estimated Fees and Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Financing of the Merger”

• “Special Factors – Plans for the Company”

• “Special Factors—Financing of the Merger”

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Item 11 Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

• “Common Stock Ownership of Management and Certain Beneficial Owners”

(b) Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

• “Common Stock Transaction Information”

Item 12 The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Questions and Answers about the Special Meeting and the Merger”

• “Special Factors – Voting Agreement”

• “The Special Meeting—Vote Required”

• “The Special Meeting – Stock Ownership and Interests of Certain Persons”

• “Common Stock Ownership of Management and Certain Beneficial Owners”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—Recommendations of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

• “Summary Term Sheet—Positions of China Wealth, Parent, Merger Sub and the Rollover Investors Regarding the Fairness of the Merger”

• “Special Factors— Recommendations of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

• “Special Factors— Positions of China Wealth, Parent, Merger Sub and the Rollover Investors Regarding the Fairness of the Merger”

• “The Special Meeting—Recommendation of Our Board of Directors and Special Committee”

Item 13 Financial Statements

(a) Financial Information. The audited financial statements of the Company for the two years ended December 31, 2011 and 2012 are incorporated herein by reference to the Company’s Form 10-K for the year ended December 31, 2012 filed on March 18, 2013 (see page F-1 and following pages).

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The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Selected Financial Information”

• “Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

• “The Special Meeting—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

• “Summary Term Sheet—The Parties Involved in the Merger”

• “Special Factors – The Parties”

• “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Item 15 Additional Information

(b) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

• “Special Factors – Interests of the Company’s Directors and Executive Officers in the Merger”

(c) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16 Exhibits

(a)-(1) Preliminary Proxy Statement of the Company dated May 8, 2013, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 8, 2013 (the “Proxy Statement”).

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated March 27, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on March 27, 2012.

(a)-(5) Press Release issued by the Company, dated April 13, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on April 13, 2012.

(a)-(6) Press Release issued by the Company, dated May 10, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on May 10, 2012.

(a)-(7) Press Release issued by the Company, dated November 26, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on November 26, 2012.

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(a)-(8) Press Release issued by the Company, dated January 14, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on January 14, 2013.

(a)-(9) Press Release issued by the Company, dated February 8, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on February 8, 2013.

(b)-(1) Facility agreement, dated as of November 26, 2012, by and among Parent and China Development Bank Corporation Hong Kong Branch, incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC on December 6, 2012.

(b)-(2) Commitment Letter, dated November 26, 2012, by China Wealth Growth Fund I L.P. in favor of Holdco, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC on December 6, 2012.

(c)-(1) Opinion of Cowen and Company (Asia) Limited, dated February 8, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)* Discussion Materials prepared by Cowen and Company (Asia) Limited for discussion with the special committee, dated February 8, 2013.

(c)-(3) Opinion of Duff & Phelps, LLC, dated February 8, 2013, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(4)* Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee, dated February 8, 2013.

(c)-(5)* Preliminary valuation analysis prepared by Barclays Bank PLC for discussion with the special committee dated November 2, 2012.

(d)-(1) Amended and Restated Agreement and Plan of Merger, dated as of February 8, 2013, among the Company, Parent, Merger Sub and Mr. Xianfu Zhu, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Contribution Agreement, dated as of November 26, 2012, by and among Holdco, Parent and the Rollover Investors, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed with the SEC on December 6, 2012.

(d)-(3) Voting Agreement, dated as of November 26, 2012, by and among the Rollover Investors and Parent, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed with the SEC on December 6, 2012.

(d)-(4) Limited Guaranty, dated as of November 26, 2012, by Mr. Xianfu Zhu in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed with the SEC on December 6, 2012.

(d)-(5) Limited Guaranty, dated as of November 26, 2012, by China Wealth Growth Fund I L.P. in favor of the Company, incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed with the SEC on December 6, 2012.

(f)-(1) Delaware General Corporation Law Section 262, incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.

* Previously filed on April 19, 2013

14

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2013

Zhongpin Inc.

By:	/s/ Feng Wang
Feng Wang Chief Financial Officer

Jinqiao Investments Limited

By:	/s/ Xianfu Zhu
Xianfu Zhu Director

Golden Bridge Holdings Limited

By:	/s/ Xianfu Zhu
Xianfu Zhu Director

Golden Bridge Merger Sub

By:	/s/ Xianfu Zhu
Xianfu Zhu Director

Xianfu Zhu

By:	/s/ Xianfu Zhu

15

China Wealth Growth Fund I L.P.

By:	ZT China Wealth
Mangement Limited, as
general partner

By:	/s/ Dongfang Wang
Name: Dongfang Wang Title: Director

Baoke Ben

By:	/s/ Baoke Ben

Chaoyang Liu

By:	/s/ Chaoyang Liu

16

Exhibit Index

(a)-(1) Preliminary Proxy Statement of the Company dated May 8, 2013, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 8, 2013 (the “Proxy Statement”).

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated March 27, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on March 27, 2012.

(a)-(5) Press Release issued by the Company, dated April 13, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on April 13, 2012.

(a)-(6) Press Release issued by the Company, dated May 10, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on May 10, 2012.

(a)-(7) Press Release issued by the Company, dated November 26, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on November 26, 2012.

(a)-(8) Press Release issued by the Company, dated January 14, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on January 14, 2013.

(a)-(9) Press Release issued by the Company, dated February 8, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K furnished by the Company to the SEC on February 8, 2013.

(b)-(1) Facility agreement, dated as of November 26, 2012, by and among Parent and China Development Bank Corporation Hong Kong Branch, incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC on December 6, 2012.

(b)-(2) Commitment Letter, dated November 26, 2012, by China Wealth Growth Fund I L.P. in favor of Holdco, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC on December 6, 2012.

(c)-(1) Opinion of Cowen and Company (Asia) Limited, dated February 8, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)* Discussion Materials prepared by Cowen and Company (Asia) Limited for discussion with the special committee, dated February 8, 2013.

(c)-(3) Opinion of Duff & Phelps, LLC, dated February 8, 2013, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(4)* Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee, dated February 8, 2013.

17

(c)-(5)* Preliminary valuation analysis prepared by Barclays Bank PLC for discussion with the special committee dated November 2, 2012.

(d)-(1) Amended and Restated Agreement and Plan of Merger, dated as of February 8, 2013, among the Company, Parent, Merger Sub and Mr. Xianfu Zhu, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Contribution Agreement, dated as of November 26, 2012, by and among Holdco, Parent and the Rollover Investors, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed with the SEC on December 6, 2012.

(d)-(3) Voting Agreement, dated as of November 26, 2012, by and among the Rollover Investors and Parent, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed with the SEC on December 6, 2012.

(d)-(4) Limited Guaranty, dated as of November 26, 2012, by Mr. Xianfu Zhu in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed with the SEC on December 6, 2012.

(d)-(5) Limited Guaranty, dated as of November 26, 2012, by China Wealth Growth Fund I L.P. in favor of the Company, incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed with the SEC on December 6, 2012.

(f)-(1) Delaware General Corporation Law Section 262, incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.

* Previously filed on April 19, 2013

18